FABRINET USA, Inc.

3736 Fallon Road, Suite 428

Dublin, CA 94568

May 24, 2017

VIA ELECTRONIC FILING

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Fabrinet
Form 10-K for the Fiscal Year Ended June 24, 2016
Filed August 17, 2016
File No. 001-34775

Ladies and Gentlemen:

Fabrinet (“we” or the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated May 11, 2017, relating to the Company’s Form 10-K for the fiscal year ended June 24, 2016 (File No. 001-34775) (the “Form 10-K”). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.	We are aware of publicly available information indicating that you have significant business with ZTE Corporation, which is reported to have sold products into Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, original equipment manufacturers or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

We advise the Staff that we have no past, current or anticipated business or other contacts with Sudan or Syria. We do not provide directly, nor to our knowledge indirectly, any goods, technology or services into Sudan or Syria, and we have not had any agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control. Further, ZTE Corporation (“ZTE”) is not a customer of ours. We have no agreements or contracts with ZTE, and we do not buy anything from, or sell or ship anything to ZTE. We are aware, however, that some of our customers sell their products to ZTE, as discussed below.

Securities and Exchange Commission

May 24, 2017

Fabrinet is a contract manufacturer of complex electrical and electro-optical products that our customers design and (after we assemble the products) sell to their customers. We manufacture (e.g., assemble) products designed by our customers, and we deliver or ship those products to our customers. We do not sell or ship products to our customers’ customers (e.g., ZTE). Instead, we almost always deliver products to our customers at our manufacturing plants (i.e., Incoterm Ex-Works), and our customers, in turn, ship such products to their own locations or, on occasion, directly to their customers. Our customers handle the shipping arrangements, export and import licenses, and the like.

Our agreements with our customers all include terms whereby the parties agree to comply with all laws and regulations in their home countries and in the countries in which they do business, including the export control laws of the United States. In accordance with these terms, we believe we operate in full compliance with those laws, and we expect and believe our customers have done and will continue to do so.

As noted above, we are aware that three of our customers do sell some of their products to ZTE and that these customers have shipped some of their products (which we manufacture for those customers) directly to ZTE from our manufacturing plant in Thailand. We also are aware, from published reports, ZTE apparently has sold some products into Sudan and Syria, but we do not know if any of the products we manufactured for our customers were included in the products shipped by ZTE into Sudan or Syria, and we have no way of determining that information. We believe the only products that have been shipped by our customers to ZTE fall into three categories: (1) electro-optical transceivers, (2) electro-optical modulators, and (3) micro-integrable tunable laser modules, all of which are available and used globally in common data and communications transmission and networking applications. However, we have no reason to believe any of our customers is in violation of applicable U.S. export laws.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Securities and Exchange Commission

May 24, 2017

As indicated in our response to Comment No. 1, we have no known past, current or anticipated contacts with Sudan or Syria, and we have no way of knowing if any products we manufacture for our customers have ended up in Syria or Sudan.

Also, and as noted above, our agreements with our customers include terms whereby the parties agree to comply with all laws and regulations in their home countries and in the countries in which they do business, including the export control laws of the United States.

In accordance with these terms, we believe we operate in full compliance with those laws and we expect and believe our customers have done and will continue to do so.

Because of this, we have no reason or basis (qualitative or quantitative) for an evaluation of any material investment risk for our security holders from any such contacts, other than as might correctly or incorrectly be inferred from the fact that ZTE apparently shipped some of its products into Sudan or Syria, and the possibility that some unknown quantity of products we manufacture for our customers might inappropriately have been included in those shipments.

In this respect, and for the avoidance of any ambiguity, our aggregate revenue from the products that we are aware were shipped by our customers to ZTE in Hong Kong from our Thailand manufacturing plant constituted about 1.0% of our FY15 revenue, 1.9% of our FY16 revenue, and 2.7% of our revenue through the 3rd quarter of FY17.

3.	On pages 2 and 37 you state that your products include tunable lasers and gas lasers, which are included in the U.S. Department of Commerce’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware.

To the best of our knowledge, understanding and belief, and as stated above, we have not sold or shipped directly into Sudan or Syria any products or technology, be they items included in the U.S. Department of Commerce’s Commerce Control List or otherwise, and we have no plans or intention to do so.

Also to the best of our knowledge, understanding and belief, and as stated above, we do not know if any of the products we manufactured for customers that do sell and ship products to ZTE (be they items included in the U.S. Department of Commerce’s Commerce Control List or otherwise) actually have been shipped by ZTE into Sudan or Syria.

With respect to the products we are aware of that were shipped on occasion by our customers to ZTE directly from our Thailand manufacturing plant, we understand they are in the U.S. Department of Commerce’s Commerce Control List, but, to the best of our knowledge, understanding and belief, they do not have military uses other than as may be used in common data and communications networking applications.

* * * * *

Securities and Exchange Commission

May 24, 2017

We trust this is responsive to your comments. Please do not hesitate to call me at (408) 887-1480 if you have any questions or would like additional information regarding this matter. Thank you for your assistance.

Sincerely,
Fabrinet

/s/ Toh-Seng Ng
Toh-Seng Ng
Executive Vice President, Chief Financial Officer

cc:	Pradip Bhaumik, Special Counsel, Division of Corporate Finance
Colin Campbell, General Counsel, Fabrinet
Jose Macias, Wilson Sonsini Goodrich & Rosati